EXHIBIT 1.01

Micron Technology, Inc.
Conflict Minerals Report
Calendar Year 2016

We1 prepared this Conflict Minerals Report (“CMR”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). This CMR covers the calendar year reporting period ended December 31, 20162 and is filed as an exhibit to our Form SD. This CMR includes a description of the measures we have taken to exercise due diligence on the source and chain of custody of conflict minerals3 (specifically gold, and the derivatives tin, tantalum, and tungsten (collectively “3TG metals”)) necessary to the functionality or production of our products manufactured during the year ended December 31, 2016.

Overview of Our Commitment to Responsible Sourcing:
In support of global responsible sourcing, we are committed to monitoring our supply chain with a goal to ensure that conflict minerals directly or indirectly supporting civil violence or human rights abuses in the Democratic Republic of the Congo (“DRC”) or adjoining countries are not used in the manufacture of Micron products. We also believe that responsible sourcing means continuing to support stable economic development in the DRC region (rather than a DRC embargo), and accordingly we do not prohibit our suppliers from using 3TG metals sourced from the region. Our conflict mineral supply chain monitoring program is consistent with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and integrates tools developed by the Conflict-Free Sourcing Initiative (“CFSI”).

Micron is a founding member of the CFSI (member ID MICR). We continue to support the CFSI and its conflict-free4 third-party auditing program, the Conflict-Free Smelter Program (“CFSP”), as part of our commitment to drive ethical sourcing of 3TG metals throughout our supply chain. In 2016, we continued working with CFSI and provided leadership through multiple CFSI leadership teams, including the Smelter Engagement Team, the Market Acceptance Team, the Joint Supplier Team, the Due Diligence Team, the CMRT Team and the Plenary Team, which is tasked with defining future directions, protocol, recognition of other reporting organizations, training, oversight, and smelter and refiner engagements. To learn more about CFSI’s initiatives to help companies achieve a conflict-free supply chain and the Conflict-Free Smelter Program visit: http://www.conflictfreesourcing.org/.

Micron’s conflict minerals policy is published at https://www.micron.com/about/our-commitment/supply-chain/conflict-minerals. To learn more about our conflict minerals supplier requirements, see our Micron Supplier Quality Requirements Document (“SQRD”) at https://www.micron.com/~/media/documents/general/about/micron-supplier-quality-requirements-document.pdf?la=en.

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1 In this CMR, unless otherwise indicated or the context otherwise requires “we,” “us,” “our,” “Micron” and the “Company” refers to Micron Technology, Inc. and its subsidiaries.
2 Unless otherwise noted, any designation of years refers to calendar years.
3 Conflict minerals are those minerals regulated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. They include columbite-tantalite, also known as coltan (and its derivative tantalum); cassiterite (and its derivative tin); wolframite (and its derivative tunsgsten); and gold.
4 The term “conflict-free” herein means the relevant smelters or refiners are verified as Compliant with the CFSI’s CFSP or an equivalent third-party auditing program.

Overview of Micron’s Conflict Minerals Program:
We require our suppliers5 to source conflict minerals from smelters and refiners validated as Compliant6 with conflict-free sourcing standards (such as the CFSP or standards enacted by the London Bullion Market Association (“LBMA”) or the Responsible Jewellry Council (“RJC”)), or on the path to validation under one of those programs. We refer to smelters and refiners who have been validated to meet such conflict-free sourcing standards as “Compliant” and smelters and refiners who are actively engaged in an effort to become validated under one or more of these standards as “Active.”7 To ensure our suppliers meet our SQRD requirements for conflict-free sourcing, we make all suppliers aware of our commitment to responsible sourcing and our expectation that all smelters and refiners in our supply chain are Compliant with conflict-free sourcing standards; conduct ongoing due diligence on the source and chain of custody of conflict minerals in our supply chain in conformance with the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas; encourage suppliers to adopt responsible sourcing practices; and collaborate with industry stakeholders through our leadership in the CFSI. To further transparency in the conflict mineral supply chain, in addition to publicly reporting the results of our due diligence efforts annually, we share our due diligence results directly with our customers.

In 2016, we improved our initial screening process in an effort to prevent non-Compliant smelters and refiners from entering our supply chain.

Of the 270 smelters or refiners we believe were in our supply chain at any point for the year ended December 31, 2016, 239 (88.5%) were validated as Compliant while another 15 (5.6%) were Active in a conflict-free auditing program, representing a 14% increase in the number of Compliant smelters or refiners in our supply chain as compared to 2015. Throughout 2016, we worked with our suppliers in an effort to source only from smelters and refiners that were either validated as Compliant or Active in a conflict-free auditing program. As of December 31, 2016, the total number of smelters and refiners in our supply chain was 250, with 237 (94.8%) of them validated as Compliant and the remaining 13 (5.2%) Active in a conflict-free auditing program.

1.	Our Outreach to Suppliers and Reasonable Country of Origin Inquiry
Our goal is to ensure that all 3TG metals in our supply chain are sourced through conflict-free smelters and refiners. In furtherance of that goal, we require each Micron supplier to participate in our Supplier Management Performance process. This process begins with our annual submission of an inquiry letter to our suppliers (including a link to the CFSI Conflict Minerals Reporting Template (“CMRT”)). Through the CMRT we request information from suppliers regarding their 3TG supply chains, including the names and locations of smelters and refiners of 3TG as well as the country of origin of 3TG processed by such smelters and refiners. We then ask that suppliers review and acknowledge our Conflict Minerals Policy and our SQRD, which sets out our expectations that all smelters and refiners in our supply chain are, and remain, validated as Compliant or Active. We applied our Supplier Management Performance process to each new supplier as they were added to our supply chain throughout the year.

We make our suppliers aware that smelters and refiners that fail to become Active in one or more conflict-free auditing programs with a view towards being validated as Compliant will be targeted for removal from our supply chain. In addition, the terms and conditions we include with every Micron purchase order, further enforce our conflict minerals expectations and requirements with direct reference to our SQRD. Throughout 2016, we worked with our suppliers to help raise awareness of our expectations, provide ongoing education concerning our requirements, and provide training through our risk mitigation and escalation process.

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5 The term “supplier(s)” refers to both incumbent and new suppliers and manufacturers that are likely to provide us with products containing 3TG metals that are necessary to the function or manufacture of our products.
6 The term “Compliant” means that smelters or refiners are verified as Compliant with the CFSI’s CFSP or an equivalent third-party auditing program.
7 The term “Active” refers to smelters or refiners actively pursuing certification through one of the approved auditing processes.

Our outreach to suppliers, which included our reasonable country of origin inquiry, did not provide us with complete information on the origin of 3TG from smelters and refiners reported to be in our supply chain in 2016. We had reason to believe, however, that at least some sourcing was from the DRC and adjoining countries. Accordingly, we conducted due diligence on the chain and custody of 3TG and prepared this Conflict Minerals Report.

2.	Our Conflict Minerals Due Diligence Program

2.1	Our Conflict Minerals Due Diligence Program Design
We have designed our conflict minerals due diligence program in conformance with the principles of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (Second Edition) and the supplements thereto as applied to downstream companies.

2.2	Our Conflict Minerals Due Diligence for 2016 Products

2.2.1	Our Management System
For the year ended December 31, 2016, management of our conflict minerals program was provided by a cross-functional Conflict Minerals Steering Team, with representatives from Micron’s Procurement, Supply Chain, Quality, Finance, Sales and Legal departments, headed by a Conflict Minerals Compliance Manager. The Steering Team met at least monthly during the year ended December 31, 2016 to review progress towards achieving our goal of a conflict-free supply chain. Oversight of the Conflict Minerals Steering Team was provided by a cross-functional Conflict Minerals Executive Team comprised of Vice President-level executives, which is charged with sponsoring and reviewing our conflict minerals program. For the year ended December 31, 2016, the Conflict Minerals Executive Team met on a quarterly basis, with additional monthly email updates, to review our progress towards our goal of achieving a conflict free supply chain.

We also continued to incorporate our conflict minerals supplier requirements (i.e., that suppliers must report 100% of their supply chain and only source from Complaint or Active smelters) into the terms and conditions of our purchase orders and supplier agreements, and maintained internal and third-party access to our ethics and compliance hotline, which can be used to report issues relating to conflict minerals. Our program included a ten-year record retention policy for our conflict minerals documents.

2.2.2	Our Risk Assessment
We collected, screened and analyzed CMRTs from all 3TG-exposed suppliers for the year ended December 31, 2016. We provided our suppliers with formal notification of Micron’s requirements to convey our expectations that they report to us, within thirty days of any such occurrence, any changes to their supply chains that would affect their CMRT status.

2.2.3	Our Risk Management
We reviewed all CMRT responses and updates received for the year ended December 31, 2016 and determined whether the disclosed smelters or refiners were recognized by CFSI or equivalents as processors of 3TG metals, and if so, whether they had been validated as Compliant or listed as Active with these organizations. We reviewed supplier CMRTs for accuracy and overall adherence to our conflict minerals requirements, as delivered through our inquiry letter to suppliers, and we began our risk mitigation (and escalation processes, if necessary) set out in our conflict minerals procedures with suppliers having disclosed any smelters or refiners that were not Compliant or Active. If a supplier reports a CMRT that includes smelters or refiners not yet listed as Compliant or Active, we implement our risk mitigation procedures, beginning with direct outreach to the supplier and escalating discussions up the management structure of our respective companies. We work with these suppliers throughout the risk mitigation process to provide awareness of Micron’s goal to only source from Compliant and Active smelters or refiners. During the year ended December 31, 2016, 25 suppliers reported smelters or refiners not yet validated as Compliant or Active in a conflict-free auditing program, and within an average of less than one month, we were able to determine that these smelters or refiners were either removed from or no longer reported in our supply chain.

We are members of multiple CFSI working committees, including the CFSI Smelter Engagement Team, which was tasked with identifying and influencing smelters in the supply chains of CFSI members to join the CFSP and become validated as conflict free. Micron also has additional CFSI formal representation and leadership positions on multiple CFSI working teams, including the Market Acceptance Team, the Joint Supplier Team, the Due Diligence Team, the CMRT Team, and the Plenary Team, which helps define future protocols, procedures, issue resolutions and training. Through our membership dues, we provide funding to Democratic Republic of the Congo (“DRC”) in-region agencies.

2.2.4	Smelter and Refiner Auditing
As we do not source 3TG metals directly from smelters or refiners, we rely on independent third-party auditing programs, like the CFSP, LBMA, and RJC to coordinate audits of smelters and refiners in our supply chain.

2.2.5	Reporting
We report our annual due diligence results in our conflict minerals program to the U.S. Securities and Exchange Commission through the Form SD and the CMR. We make the CMR available on our company website.

3.	Our Product Descriptions
Overview
We offer a broad portfolio of DRAM, Non-Volatile, and NOR semiconductor memory products. We conducted due diligence, as described in this CMR, to try to determine the source and chain of custody of the necessary 3TG metals contained in these products. Our management assessment process led us to believe that at least some sourcing is from the DRC and adjoining countries. We were unable to determine the country of origin of some of the 3TG metals contained in products we manufactured and sold during the year ended December 31, 2016 and/or whether all of the products we manufactured and sold during the year ended December 31, 2016 contain 3TG metals that may have directly or indirectly financed or benefited armed groups in the DRC or an adjoining country.

Description of Products
During the year ended December 31, 2016, we manufactured or contracted to manufacture the following products containing 3TG metals.

•	Dynamic Random Access Memory (“DRAM”)
DRAM products are high-density, low-cost-per-bit, random access memory devices that provide high-speed data storage and retrieval. DRAM products are used in computers, servers, networking devices, communications equipment, consumer electronics, automotive, and industrial applications. We offer DRAM products with a variety of performance, pricing and other characteristics including high-volume DDR4, DDR3 and DDR2 products as well as specialty DRAM memory products including Mobile Low Power DRAM, DDR, SDRAM, Reduced Latency DRAM and Pseudo-static DRAM.

•	Non-Volatile Memory
Non-Volatile Memory includes NAND Flash and 3D XPoint™ memory.

•
NAND Flash products are electrically re-writeable, non-volatile semiconductor memory devices that retain content when power is turned off. NAND Flash is ideal for mass-storage devices due to its fast erase and write times, high density and low cost per bit relative to other solid-state memories. Embedded NAND Flash-based storage devices are utilized in mobile phones, solid-state drives, tablets, computers, industrial and automotive applications, MP3/4 players and other personal and consumer applications. Removable storage devices, such as USB and Flash memory cards, are used with applications such as PCs, digital still cameras, MP3/4 players and mobile phones.

•	In the fourth quarter of 2015, we introduced 3D XPoint™ technology, a new category of non-volatile memory. 3D XPoint memory’s innovative, transistor-less, cross point architecture creates a three-

dimensional checkerboard where memory cells sit at the intersection of word lines and bit lines, allowing the cells to be addressed individually. As a result, data can be written and read in small sizes, leading to fast and efficient read/write processes. We began production of 3D XPoint memory products in 2016 and expect to significantly increase production in 2017.

•	Other
Other products include primarily NOR Flash products, which are electrically re-writeable semiconductor memory devices that offer fast read times which are used in automotive, industrial, connected home, and consumer applications.

Reported Smelters and Refiners Used to Process 3TG Metals
We identified 270 smelters and refiners that are recognized by CFSI, LBMA or RJC to be processors of 3TG metals and that we believe were potentially in our supply chain for the year ended December 31, 2016. Of these, 239 (88.5%) were validated as Compliant while another 15 (5.6%) were Active in a conflict-free auditing program. Many of our suppliers reported smelter and refiner information at the company level rather than limiting their response to smelters and refiners affiliated with products sold to Micron. As a result, some reported smelters and refiners may not be affiliated with our products.

Throughout 2016, we worked with our suppliers in an effort to source only from smelters and refiners that were either validated as Compliant or Active in a conflict-free auditing program, and over the course of the year ended December 31, 2016, and as a result of our efforts, 20 smelters and refiners were either removed from our supply chain or confirmed as not having been in it during 2016. As of December 31, 2016, the total number of smelters and refiners in our supply chain was 250, with 237 (94.8%) of them validated as Compliant and the remaining 13 (5.2%) Active in a conflict-free auditing program.

Aggregated Countries of Origin of 3TG Metals
Our due diligence efforts did not result in sufficient information to conclusively determine the countries of origin of all 3TG metals in our products due to the LBMA reporting process and those smelters and refiners not validated as Compliant (for which CFSI may not yet have country of origin information). Appendix B sets forth a list of countries of origin of 3TG metals that may be in our products based on information provided to us by our suppliers and CFSI, which is available to us (and is therefore being disclosed) on an aggregated basis only for CFSP Compliant smelters.

Efforts to Determine the Mine or Location of Origin
CFSI has an established audit protocol to assess whether smelters and refiners of 3TG metals employed policies, practices and procedures to source conflict-free minerals. CFSI, through the CFSP, collects and provides access for its members to certain information regarding the origin of minerals processed at CFSP conflict-free smelters and refiners.

We required our suppliers to complete the CFSI CMRT, which requested information regarding the mine or location of origin of necessary conflict minerals processed by the smelters and refiners our suppliers identified as potentially associated with our 3TG metals supply chain. We reviewed the supplier responses as well as information available through the CFSI on the mine or location of origin of 3TG metals processed by these smelters and refiners collectively. Because we were unable to confirm the supplier data, our list of the countries of origin in Appendix B reflects the aggregated list of countries provided by CFSI for CFSP conflict-free smelters and refiners.

4.	2017 Due Diligence Improvement Measures
During the 2017 reporting year, Micron intends to:

•	Continue to engage with and provide active participation and leadership in the various CFSI working teams;

•	Continue to proactively work with all suppliers in an effort to accomplish our goal that all smelters and refiners in our supply chain are Compliant; and

•	Continue to refine and improve our escalation processes to ensure quick remediation, including removal, of any smelter or refiner that loses Compliant o status.

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This Conflict Minerals Report contains forward looking statements related to our conflict minerals diligence programs for 2017. We wish to caution you that such statements are predictions and that actual events or results may differ materially.  We refer you to the documents the Company files on a consolidated basis from time to time with Securities and Exchange Commission, specifically the Company’s most recent Form 10-K and Form 10-Q.  These documents contain and identify important factors that could cause the actual results for the Company on a consolidated basis to differ materially from those contained in our projections or forward-looking statements.  These certain factors can be found at http://investors.micron.com/riskFactors.cfm.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of the presentation to conform these statements to actual results.

Appendix A

Reported 3TG Smelters and Refiners List

This table provides the names of the smelters and refiners reported by our suppliers for the year ended December 31, 2016 that are also recognized by CFSI to be processors of 3TG metals, but that have either not been listed by CFSI as Compliant with the CFSP or an equivalent smelter or refiner auditing program as of December 31, 2016 or the country of origin was not disclosed by LBMA or RJC. The smelter and refiner names appear as they are listed on the CFSI Smelter or Refiner Information Exchange. We cannot confirm that any or all smelters and refiners in this table processed the necessary 3TG metals contained in our products, as many of our in scope suppliers identified all smelters and refiners in their total supply chain rather than just those smelters and refiners affiliated with products sold to us.

Smelters and refiners noted with an asterisk (*) in this table were listed by CFSI as Compliant with the CFSP or an equivalent smelter auditing program as of December 31, 2016 but the country of origin was not disclosed by LBMA or RJC. Given the ongoing work within the CFSP to perform audits of participating smelters and refiners, and the efforts of many smelters and refiners to successfully complete the auditing process, it is likely that a number of these entities have since become validated as conflict-free. Up to date information on the validation status of smelters and refiners participating in the CFSP is available at http://www.conflictfreesourcing.org/conflict-free-smelter-refiner-lists/.

Metal	Smelter Name	Smelter ID
Gold	Allgemeine Gold-und Silberscheideanstalt A.G. *	CID000035
Gold	Almalyk Mining and Metallurgical Complex (AMMC) *	CID000041
Gold	AngloGold Ashanti Córrego do Sítio Mineração *	CID000058
Gold	Argor-Heraeus S.A. *	CID000077
Gold	Asahi Refining Canada Ltd. *	CID000924
Gold	Asahi Refining USA Inc. *	CID000920
Gold	Aurubis AG *	CID000113
Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines) *	CID000128
Gold	Boliden AB *	CID000157
Gold	C. Hafner GmbH + Co. KG *	CID000176
Gold	CCR Refinery - Glencore Canada Corporation *	CID000185
Gold	Chimet S.p.A. *	CID000233
Gold	Daye Non-Ferrous Metals Mining Ltd. *	CID000343
Gold	Emirates Gold DMCC *	CID002561
Gold	Great Wall Precious Metals Co., Ltd. of CBPM *	CID001909
Gold	Heimerle + Meule GmbH *	CID000694
Gold	Heraeus Metals Hong Kong Ltd. *	CID000707
Gold	Heraeus Precious Metals GmbH & Co. KG *	CID000711
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd. *	CID000801
Gold	Ishifuku Metal Industry Co., Ltd. *	CID000807
Gold	Istanbul Gold Refinery *	CID000814
Gold	Japan Mint *	CID000823
Gold	Jiangxi Copper Co., Ltd. *	CID000855
Gold	JSC Ekaterinburg Non-Ferrous Metal Processing Plant *	CID000927
Gold	JSC Uralelectromed *	CID000929
Gold	JX Nippon Mining & Metals Co., Ltd. *	CID000937

Gold	Kazzinc *	CID000957
Gold	Kennecott Utah Copper LLC *	CID000969
Gold	Korea Zinc Co., Ltd. *	CID002605
Gold	Kyrgyzaltyn JSC *	CID001029
Gold	LS-NIKKO Copper Inc. *	CID001078
Gold	Matsuda Sangyo Co., Ltd. *	CID001119
Gold	Metalor Technologies (Hong Kong) Ltd. *	CID001149
Gold	Metalor Technologies (Singapore) Pte., Ltd. *	CID001152
Gold	Metalor Technologies S.A. *	CID001153
Gold	Metalor USA Refining Corporation *	CID001157
Gold	Metalúrgica Met-Mex Peñoles S.A. De C.V. *	CID001161
Gold	Mitsubishi Materials Corporation *	CID001188
Gold	Mitsui Mining and Smelting Co., Ltd. *	CID001193
Gold	MMTC-PAMP India Pvt., Ltd. *	CID002509
Gold	Moscow Special Alloys Processing Plant *	CID001204
Gold	Nadir Metal Rafineri San. Ve Tic. A.ª. *	CID001220
Gold	Navoi Mining and Metallurgical Combinat *	CID001236
Gold	Nihon Material Co., Ltd. *	CID001259
Gold	Ögussa Österreichische Gold- und Silber-Scheideanstalt GmbH *	CID002779
Gold	OJSC "The Gulidov Krasnoyarsk Non-Ferrous Metals Plant" (OJSC Krastsvetmet) *	CID001326
Gold	OJSC Novosibirsk Refinery *	CID000493
Gold	PAMP S.A. *	CID001352
Gold	Prioksky Plant of Non-Ferrous Metals *	CID001386
Gold	PT Aneka Tambang (Persero) Tbk *	CID001397
Gold	PX Précinox S.A. *	CID001498
Gold	Rand Refinery (Pty) Ltd. *	CID001512
Gold	Republic Metals Corporation *	CID002510
Gold	Royal Canadian Mint *	CID001534
Gold	Schone Edelmetaal B.V. *	CID001573
Gold	SEMPSA Joyería Platería S.A. *	CID001585
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd. *	CID001622
Gold	Sichuan Tianze Precious Metals Co., Ltd. *	CID001736
Gold	SOE Shyolkovsky Factory of Secondary Precious Metals *	CID001756
Gold	Sumitomo Metal Mining Co., Ltd. *	CID001798
Gold	T.C.A S.p.A *	CID002580
Gold	Tanaka Kikinzoku Kogyo K.K. *	CID001875
Gold	The Refinery of Shandong Gold Mining Co., Ltd. *	CID001916
Gold	Tokuriki Honten Co., Ltd. *	CID001938
Gold	Umicore Brasil Ltda. *	CID001977
Gold	Umicore Precious Metals Thailand *	CID002314
Gold	Umicore S.A. Business Unit Precious Metals Refining *	CID001980
Gold	Valcambi S.A. *	CID002003
Gold	Western Australian Mint trading as The Perth Mint *	CID002030
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation *	CID002224
Gold	Zijin Mining Group Co., Ltd. Gold Refinery *	CID002243
Gold	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	CID000103

Gold	Caridad	CID000180
Gold	Cendres + Métaux S.A.	CID000189
Gold	Chugai Mining	CID000264
Gold	Daejin Indus Co., Ltd.	CID000328
Gold	Gansu Seemine Material Hi-Tech Co., Ltd.	CID000522
Gold	Geib Refining Corporation	CID002459
Gold	KGHM Polska MiedŸ Spó³ka Akcyjna	CID002511
Gold	Metalor Technologies (Suzhou) Ltd.	CID001147
Gold	Yunnan Copper Industry Co., Ltd.	CID000197
Gold	Bangalore Refinery	CID002863
Gold	Sabin Metal Corp.	CID001546
Tin	PT Karimun Mining	CID001448
Tin	An Thai Minerals Co., Ltd.	CID002825
Tin	An Vinh Joint Stock Mineral Processing Company	CID002703
Tin	CNMC (Guangxi) PGMA Co., Ltd.	CID000278
Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	CID002572
Tin	Estanho de Rondônia S.A.	CID000448
Tin	Gejiu Fengming Metallurgy Chemical Plant	CID002848
Tin	Gejiu Jinye Mineral Company	CID002859
Tin	Gejiu Kai Meng Industry and Trade LLC	CID000942
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	CID001908
Tin	Nankang Nanshan Tin Manufactory Co., Ltd.	CID001231
Tin	Nghe Tinh Non-Ferrous Metals Joint Stock Company	CID002573
Tin	Tuyen Quang Non-Ferrous Metals Joint Stock Company	CID002574
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CID002158
Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	CID000555
Tungsten	ACL Metais Eireli	CID002833
Tungsten	Ganzhou Yatai Tungsten Co., Ltd.	CID002536
Tungsten	Jiangxi Dayu Longxintai Tungsten Co., Ltd.	CID002647
Tungsten	Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	CID002313

Appendix B

Aggregated Counties of Origin List

This table provides information available from CFSI on countries of origin for smelters or refiners that have been validated as Compliant with the CFSP. Due to confidential business information concerns, CFSI provides this country of origin information on an aggregated basis. This table reflects information available from CFSI as of December 31, 2016.

Australia	Guinea	Nigeria
Austria	Guyana	Panama
Bolivia	Honduras	Peru
Brazil	India	Portugal
Burundi	Indonesia	Russia
Cambodia	Japan	Rwanda
Canada	Laos	Sierra Leone
Chile	Madagascar	Spain
China	Malaysia	Thailand
Colombia	Mexico	Uganda
Democratic Republic of the Congo	Mongolia	United States of America
Ecuador	Mozambique	Uzbekistan
Ethiopia	Myanmar	Vietnam
France	Namibia	Zimbabwe
Guatemala	Nicaragua